QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 4.5

        TRANSLATION

SUPPLY AGREEMENT

        In Athens this 8th day of June 2004, between:

ON THE ONE HAND:

        The Societe Anonyme under the tradename "FRIGOGLASS Industrial and Commercial Refrigeration Societe Anonyme", having its registered seat at Marousi Attika, 44 Kifissias Avenue (hereinafter referred to as "the Supplier"), being lawfully represented for the execution of the present by Mr Dimitrios Lois, Managing Director, pursuant to Minutes of the Board of Directors and

ON THE OTHER HAND:

        The Societe Anonyme under the tradename "COCA-COLA HELLENIC BOTTLING COMPANY S.A." (ex HELLENIC BOTTLING COMPANY S.A), having its registered seat at Marousi Attika, 9 Fragoklissias Street (hereinafter referred to as "the Purchaser"), being lawfully represented for the execution of the present by Mr Doros Constantinou, pursuant to Minutes of the Board of Directors, collectively hereinafter referred to as "the Parties"

        The following were agreed, declared and mutually accepted:

PREAMBLE

        WHEREAS the Supplier and its group of companies are engaged in the production, trading, distribution and promotion of commercial refrigerators for food and beverages, plastic crates, pet resin, frames, metal crowns, plastic closures etc;

        WHEREAS the Purchaser and its group of companies are engaged in the bottling, selling and distribution of soft-drinks and juices;

        WHEREAS the Supplier and the Purchaser have entered into an agreement dated June 24, 1999, setting out the framework of their cooperation (hereinafter referred to as "the Agreement");

        WHEREAS the Parties wish to extend the term, as well as to amend and codify the Agreement;

        NOW THEREFORE, by this present, the Agreement is being extended, amended and codified as follows:

1.     DEFINITIONS

1.1.
"Purchaser": The Purchaser, its subsidiaries and affiliated companies, as well as any other company that may qualify as its subsidiary or affiliated company in the future, otherwise referred to as the "COCA-COLA 3E Group of Companies".

1.2.
"Supplier": The Supplier, its subsidiaries and affiliated companies, as well as any other company that may qualify as its subsidiary or affiliated company in the future, otherwise referred to as the "FRIGOGLASS Group of Companies".

1.3.
"Products": The products produced and traded by the Supplier today, may be so produced and traded in the future. For the purposes of the present agreement, commercial refrigerators, frames, and in general products being classified under Sales and Marketing Equipment (SME) shall be deemed to constitute only one class of Products.

1.4.
"Subsidiary and Affiliated Company of the Supplier and the Purchaser: Any company the management of which is controlled directly, indirectly or by means of participation by the Supplier and the Purchaser respectively.

2.     SCOPE OF THE AGREEMENT

2.1.
The scope of this agreement is the non-exclusive supply of Products to the Purchaser by the Supplier on the basis of the Purchaser being the "most favored customer" of the Supplier.

2.2.
The Supplier expressly undertakes to execute all orders placed by the Purchaser in absolute priority over the orders of its other customers.

3.     DURATION—TERMINATION

3.1.
This agreement shall enter into force on the date first noted above and shall automatically expire on December 31, 2008, unless earlier terminated in accordance with its terms.

3.2.
This agreement shall not be subject to any tacit or automatic renewal and may only be further renewed or extended if both Parties so agree in writing as follows:

        Six (6) months prior to the date of expiry of this agreement, either contracting party wishing the extension of its duration, must notify the other party in writing so as relevant negotiations to be initiated.

        In case the abovementioned negotiations are not successful and no agreement is reached with regard to the extension of this agreement within three (3) months from the written notice provided for here above, this agreement shall expire on the date stipulated in section 3.1.

3.3.
This agreement may be terminated by any of the contracting Parties prior to the expiration date:

(a)
By mutual written consent of the Parties;

(b)
By the non-breaching party in the event one party fails to cure a material breach of any obligation hereunder if such material breach is not cured within thirty (30) days after written notice of such breach has been given by the non-breaching party to the breaching party. Such termination shall not relieve the defaulting party from any liability in connection with such breach nor from its obligation to compensate the non-defaulting party for any direct and/or consequential damages.

(c)
Immediately by either party in the event that the other party becomes bankrupt, insolvent, goes into liquidation, or otherwise enters into any composition or arrangement with its creditors or has a receiver appointed.

3.4
Upon the expiration or termination of this agreement for any reason:

(a)
The contracting Parties shall settle any outstanding balances;

(b)
The Purchaser shall cease to use in any manner whatsoever the trademarks, designs and trade-names of the Products;

(c)
Any stock of tradable Products found in the possession of the Supplier at the time of expiry or termination, for which no orders had been placed by the Purchaser, will be sold to the latter at cost price. In this case, the payment of the price shall be effected within three (3) months at the latest from the date of issuance of the relevant invoice, including any corresponding VAT.

4.     OBLIGATIONS OF THE SUPPLIER

        Throughout the term of this present the Supplier shall:

4.1.
Produce the Products under the warranty that each and any Product will be suitable for its intended purpose, fully functional and will have the quality specifications being generally accepted in the relevant market and required by applicable laws.

4.2.
Timely and duly execute all orders placed by the Purchaser, according to its instructions.

4.3.
Provide the Purchaser and/or the employees appointed by the latter, with any information, service and any further reasonable assistance requested by the Purchaser for the due performance of the present agreement.

4.4.
Grant to the Purchaser the right to use, the trademarks, trade-names and distinguishing features of the Products to the extend required for selling purposes. All trademarks, trade-names and distinguishing features of the Products will remain property of the Supplier.

4.5.
Promptly notify the Purchaser of its anticipated failure, for any reason, to produce and supply the Products, at the agreed time schedules, extending the reasons and the expected duration of such failure by using its best endeavors to overcome the soonest possible the circumstances impeding the due performance of its obligations.

4.6.
Guarantee that all Products to be delivered to the Purchaser will be free from any material and quality defect and/or quantity shortage and that they shall comply with the agreed technical specifications and quality standards. Without prejudice to any further rights of the Purchaser, the Supplier shall be obliged, following the written request of the Purchaser, to replace at its own expenses, within ninety (90) days at the latest from the written notification of non-acceptance by the Purchaser, all defective Products which do not conform with the technical specifications and quality standards agreed upon. The aforementioned written notification of non—acceptance by the Purchaser shall only be valid, if sent to the Supplier without undue delay.

4.7.
Supply the Purchaser, in absolute priority, with any Products produced by the Supplier with the use of new technological methods.

5.     OBLIGATIONS OF THE PURCHASER

        Throughout the term of this present, the Purchaser shall:

5.1.
Purchase from the Supplier all and each one of the Products in quantities that cover at least sixty percent (60%) of the Purchaser's annual needs for the production and trading, etc. of the Purchaser's products and the promotion of the Purchaser's activities.

5.2.
Notify the Supplier in writing at least three (3) months prior to the date of delivery of the relevant Products about any eventual changes, adaptations, modifications or changes in the standards and/or specifications of the Products, bearing any additional cost which may result from such notifications, changes, adaptations or changes in the standards and/or specifications.

5.3.
Unless otherwise agreed in writing between the Parties, notify the Supplier of the annual or quarterly schedule of its orders and needs for Products, taking into consideration the necessary time required for the order of raw materials or for the production of the Products. The schedule mentioned above will be reaffirmed by the Purchaser, at the beginning of each calendar month. The above obligation of the Purchaser will apply only after the due approval of its annual business plan.

5.4.
Duly and promptly pay the price for the sale of the Products in the manner stipulated and agreed upon in the present agreement.

6.     PRICE: DETERMINATION AND MANNER OF PAYMENT

6.1.
The purchase prices of the Products shall always be competitive and they shall be mutually agreed by the Parties annually before the beginning of each calendar year and will apply for the following calendar year. In case the parties fail to agree on the price of all or part of the Products of the same standard, then, the applicable price for such Products will be the weighted average price at which the Purchaser may purchase Products in the same period of time from European suppliers of equal standard and reputation with the Supplier (Reputable European Suppliers). The clearance of these purchases shall be effected at the end of each calendar year and, if so requested by any of the Parties, it shall be concluded after audit performed by certified auditors.

6.2
Supplier's obligation to offer the Purchaser the most favorable price for Products shall not apply to situations where the Purchaser accounts for less than 50% of Supplier's annual sales volume of a specific Product.

6.3.
In case the Purchaser requests the application of fixed prices for Products classified as commodities and such prices are agreed upon, the Supplier shall have no restriction as to the determination of the selling price of such Products to third parties, other than to sell such Products to the applicable from time to time market prices.

6.4.
The sale price of the Products will be fully paid by the Purchaser within sixty (60) business days from the issuance of the relevant invoice by the Supplier, including any corresponding VAT, unless otherwise agreed in writing between the parties.

7.     ASSIGNMENT—SUBSTITUTION—CONSTRAINTS

7.1
This agreement will be binding to the contracting parties and their wholly or partial successors and it may not be assigned, in whole or in part, to any third party. However, either party shall have the right to assign this agreement, in whole or in part, to any of its affiliates with advance written notice to the other party, provided that the Supplier and/or the Purchaser will remain for the good performance of this agreement jointly and severally liable with any such assignee.

7.2
This agreement will also be binding to all other companies belonging to the COCA-COLA 3E Group and the FRIGOGLASS Group respectively and each party undertakes to secure that all the other members belonging to its own Group shall adhere to the terms of this agreement.

8.     COMMERCIAL AGENCY

        The Supplier is an independent contractor and is not, nor shall it hold itself out as the agent, partner or representative of the Purchaser or any of its affiliates. Neither the Supplier nor its agents or employees shall have the authority to contract for the Purchaser.

9.     ENTIRE AGREEMENT

        This agreement constitutes the entire agreement between the parties, supersedes and shall govern and prevail over all prior oral or written agreements between the same Parties with the same scope.

10.   INTERPRETATION OF THE AGREEMENT

        The parties agree and accept that in the course of their co-operation, they will construe and apply this agreement in accordance with the principles of good faith and business ethics, in order to attain and realize, to the fullest possible extent, their financial and business objectives.

11.   GOVERNING LAW

        This agreement shall be governed by Greek Law.

12.   RESOLUTION OF DISPUTES—ARBITRATION

        Any dispute or difference arising from, relating to or connected with this agreement will be resolved by amicable settlement between the contracting Parties under the principles of bonos mores and commercial usage. If, however, the dispute or difference or controversy is rendered impossible to be resolved in the abovementioned manner within thirty (30) days from the date that such dispute or difference or controversy arose, then it will be referred to arbitration of three (3) arbitrators, who shall be appointed as follows: (a) one by the Supplier, (b) one by the Purchaser, and (c) the Chairman of the Athens Chamber of Commerce and Industry or a person of his choice, who will be appointed as a third arbitrator. The arbitration will take place in Athens. The decisions of the arbitrators shall be adopted by absolute majority. In all other respects, the arbitration shall be governed by the relevant provisions of the Code of Civil Procedure.

13.   CONFIDENTIALITY

        The contracting parties shall not disclose to any third parties information and data relating to the production, import, marketing, distribution and sale of the Products and the operation of this agreement in general. This obligation shall survive the expiration or termination of this agreement for any reason whatsoever.

14.   SEVERABILITY

        In the event that any of the provisions of this agreement are held to be unenforceable or void, the remaining provisions of this agreement shall remain in full force and effect.

        In witness whereof, the parties have executed this agreement in three (3) copies, each contracting party received one copy, while the third will be submitted to the competent Tax Authority.

For	For
FRIGOGLASS S.A.	COCA COLA HELLENIC BOTTLING COMPANY S.A.
/s/ DIMITRIS LOIS	/s/ DOROS CONSTANTINOU

QuickLinks

SUPPLY AGREEMENT
PREAMBLE